Form 40-F
period 2006-12-31
PENN WEST ENERGY TRUST
filed 2007-03-29
CIK 1334388

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

Commission file number 1-32895

PENN WEST ENERGY TRUST

(Exact name of registrant as specified in its charter)

Alberta, Canada	1311	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if Applicable))

Suite 2200, 425 1st Street S.W. Calgary, Alberta, Canada T2P 3L8
(403) 777-2666
(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services Inc., 1420 Fifth Avenue, Suite 3400, Seattle, WA  98101
(206) 903-5448
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Trust Units	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  237,126,219

Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐                No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                No ☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)                                  Annual Information Form for the fiscal year ended December 31, 2006;

(b)                                 Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2006;

(c)                                  Consolidated Financial Statements for the fiscal year ended December 31, 2006; and

(d)                                 Supplemental Note to the Consolidated Financial Statements relating to the reconciliation of Canadian and United States Generally Accepted Accounting Principles.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)                                  Certifications.  See Exhibits 99.5 and 99.6 to this Annual Report on Form 40-F.

(b)                                 Disclosure Controls and Procedures.  As of the end of Penn West Energy Trust’s (“Penn West”) fiscal year ended December 31, 2006, an evaluation of the effectiveness of Penn West’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the management of Penn West Petroleum Ltd., the administrator of Penn West, with the participation of the President and Chief Executive Officer (“CEO”) and the Senior Vice President and Chief Financial Officer (“CFO”) of Penn West Petroleum Ltd., who also perform such functions for Penn West.  Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, Penn West’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Penn West in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to Penn West’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the CEO and CFO believe that Penn West’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Penn West’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)                                  Changes in Internal Control Over Financial Reporting.  During the fiscal year ended December 31, 2006, there were no changes in Penn West’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Penn West’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

Penn West’s board of directors has determined that James C. Smith, a member of Penn West’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F).  Mr. Smith is “independent” as that term in defined in the rules of the New York Stock Exchange.

Code of Business Conduct.

Penn West has adopted a Code of Ethics for Officers and Senior Financial Management.  Penn West has also adopted a Code of Business Conduct and Ethics that applies to all employees, officers and directors of Penn West.  These Codes constitute a “code of ethics” as defined in Form 40-F.

The Code of Ethics for Officers and Senior Financial Management and the Code of Business Conduct and Ethics are each available for viewing on Penn West’s website at www.pennwest.com, and are available in print to any unitholder who requests a copy of them.  Requests for copies of either of the Codes should be made by contacting: investor relations by phone at (888) 770-2633 or by e-mail to investor_relations@pennwest.com.

Since the adoption of the Code of Ethics for Officers and Senior Financial Management and the Code of Business Conduct and Ethics, respectively, there have not been any amendments to, or waivers, including implicit waivers, from, any provision of the Codes.

Principal Accountant Fees and Services.

The following table sets forth information about the fees billed to Penn West for professional services provided by KPMG LLP during fiscal 2006 and 2005:

(CDN$)	2006	2005
Audit Fees	$485,000	$215,000
Audit-Related Fees	230,000	187,500
Tax Fees	18,341	42,738
All Other Fees	—	—
Total	$733,341	$445,238

Fees.  Audit fees consist of fees for the audit of Penn West’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees.  Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of Penn West’s financial statements and are not reported as Audit Fees.  During fiscal 2006 and 2005, the services provided in this category included due diligence reviews in connection with acquisitions and corporate reorganizations, Sarbanes-Oxley related services and French translation services.

Tax Fees.  Tax fees consist of fees for tax compliance services, tax advice and tax planning.  During fiscal 2006 and 2005, the services provided in this category included assistance and advice in relation to the communication of the taxability of distributions to unitholders and the preparation of corporate income tax returns.

All Other Fees.  None.

Pre-Approval Policies and Procedures.

(a)                                  The terms of the engagement of Penn West’s external auditors to provide audit services, including the budgeted fees for such audit services and the representations and disclaimers relating thereto, must be pre-approved by the entire audit committee.

With respect to any engagements of Penn West’s external auditors for non-audit services, Penn West must obtain the approval of the audit committee or the Chairman of the audit committee prior to retaining the external auditors to complete such engagement.  If such pre-approval is provided by the Chairman of the audit committee, the Chairman shall report to the audit committee on any non-audit service engagement pre-approved by him at the audit committee’s first scheduled meeting following such pre-approval.

If, after using its reasonable best efforts, Penn West is unable to contact the Chairman of the audit committee on a timely basis to obtain the pre-approval contemplated by the preceding paragraph, Penn West may obtain the required pre-approval from any other member of the audit committee, provided that any such audit committee member shall report to the audit committee on any non-audit service engagement pre-approved by him at the audit committee’s first scheduled meeting following such pre-approval.

(b)                                 Of the fees reported in this Annual Report on Form 40-F under the heading “Principal Accountant Fees and Services”, none of the fees billed by KPMG LLP were approved by Penn West’s audit committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

Penn West does not have any off-balance sheet financing arrangements that have, or are reasonably likely to have, a material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Tabular Disclosure of Contractual Obligations.

(CDN$ millions)

		Payment due by period
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Transportation	59.5	22.9	19.3	7.3	10.0
Power Infrastructure	27.0	4.6	7.4	7.4	7.6
Drilling rigs	18.2	6.9	10.1	1.2	—
Purchase obligations (1)	120.7	13.2	26.6	26.6	54.3
Office lease	194.3	12.0	35.4	29.4	117.5
Long term debt (2)(3)	1,285.0	—	—	—	1,285.0
Asset retirement obligations (4)	1,269.0	33.9	67.8	67.8	1,099.5
Total	2,967.1	93.5	166.6	139.7	2,573.9

(1)          These amounts represent estimated commitments of $95.5 million for CO2 purchases and $25.2 million for processing fees related to interests in the Weyburn Unit.

(2)          Approval to extend the revolving period must be obtained from the banking syndicate in three years. Penn West and its predecessor have successfully extended its credit facility on each renewal date since 1992.

(3)          Interest payments have not been included since future debt levels and rates are not known at this time.

(4)          These amounts represent the undiscounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

Identification of the Audit Committee.

Penn West has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the audit committee are:  Thomas E. Phillips, James C. Smith, Murray R. Nunns, George H. Brookman and James E. Allard.

Disclosure Pursuant to the Requirements of the New York Stock Exchange.

Presiding Director at Meetings of Non-Management Directors

Penn West schedules regular executive sessions in which Penn West’s “non-management directors” (as that term is defined in the rules of the New York Stock Exchange) meet without management participation.  John A. Brussa serves as the presiding director (the “Presiding Director”) at such sessions.  Penn West’s Board of Directors is responsible for determining whether or not each director is independent.  In making this determination, the Board has adopted the definition of “independence” as set out in Section 1.4 of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”).  In applying this definition, the Board considers all relationships of the directors with Penn West, including business, family and other relationships.  Penn West’s Board of Directors also determines whether each member of Penn West’s Audit Committee is independent pursuant to Sections 1.4 and 1.5 of MI 52-110 and Rule 10A-3 of the Securities Exchange Act of 1934.  Penn West’s Board of Directors has not adopted the director independence standards contained in Section 303A.02 of the NYSE’s Listed Company Manual.

Communication with Non-Management Directors

Unitholders may send communications to Penn West’s non-management directors by writing to George H. Brookman care of Investor Relations – Penn West Energy Trust, 2200, 425 – First Street SW, Calgary Alberta, T2P 3L8.  Communications will be referred to the Presiding Director for appropriate action.  The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

Corporate Governance Guidelines

In accordance with the rules of the New York Stock Exchange, Penn West has adopted corporate governance guidelines, entitled “Governance Guidelines”, that are available for viewing on Penn West’s website at www.pennwest.com and are available in print to any unitholder who requests a copy of them.  Requests for copies of the Governance Guidelines should be made by contacting:  investor relations by phone (888) 770-2633 or by e-mail to investor_relations@pennwest.com.

Board Committee Mandates

The Mandates of Penn West’s audit committee, human resources and compensation committee, governance committee, reserves committee and health, safety and environment committee are each available for viewing on Penn West’s website at www.pennwest.com, and are available in print to any unitholder who requests them.  Requests for copies of these documents should be made by contacting: investor relations by phone (888) 770-2633 or by e-mail to investor_relations@pennwest.com.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.                                    Undertaking.

Penn West undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form   40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.                                    Consent to Service of Process.

Penn West has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of Penn West shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Exchange Act, Penn West certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 26, 2007.

PENN WEST ENERGY TRUST
By:	Penn West Petroleum Ltd., its administrator

By:	/s/ William E. Andrew
Name:	William E. Andrew
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2006

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2006

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2006

99.4	Supplemental Note to the Consolidated Financial Statements relating to the reconciliation of Canadian and United States Generally Accepted Accounting Principles

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Consent of KPMG LLP

99.10	Consent of GLJ Petroleum Consultants Ltd.