Form 40-F
period 2007-12-31
PENN WEST ENERGY TRUST
filed 2008-03-28
CIK 1334388

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

Commission file number 1-32895

PENN WEST ENERGY TRUST

(Exact name of registrant as specified in its charter)

Alberta, Canada (Province or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if Applicable))

Suite 2200, 425 1st Street S.W. Calgary, Alberta, Canada T2P 3L8
(403) 777-2500
 (Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services Inc., 1420 Fifth Avenue, Suite 3400, Seattle, WA  98101
(206) 903-5448
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Trust Units	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  242,663,164

Indicate by check mark whether Penn West by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to Penn West in connection with such rule.

Yes ☐	No ☒

Indicate by check mark whether Penn West: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that Penn West was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)                                  Annual Information Form for the fiscal year ended December 31, 2007;

(b)                                 Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2007;

(c)                                  Consolidated Financial Statements for the fiscal year ended December 31, 2007; and

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

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)                                  Certifications. See Exhibits 99.5 and 99.6 to this Annual Report on Form 40-F.

(b)                                 Disclosure Controls and Procedures. As of the end of Penn West Energy Trust’s (“Penn West”) fiscal year ended December 31, 2007, an evaluation of the effectiveness of Penn West’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the management of Penn West Petroleum Ltd., the administrator of Penn West, with the participation of the Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”) of Penn West Petroleum Ltd., who also perform such functions for Penn West. Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, Penn West’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Penn West in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to Penn West’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c)                                   Management’s Annual Report on Internal Control Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over Penn West’s financial reporting. Penn West’s internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Penn West’s assets are safeguarded.

Management has assessed the effectiveness of Penn West’s internal control over financial reporting as at December 31, 2007. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control – Integrated Framework to evaluate the effectiveness of Penn West’s internal control over financial reporting. Based on this assessment, management has concluded that Penn West’s internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of Penn West’s internal control over financial reporting as at December 31, 2007 has been audited by KPMG LLP, as stated in their Report of Independent Registered Public Accounting Firm on Penn West’s internal control over financial reporting that accompanies Penn West’s Consolidated Financial Statements for the fiscal year ended December 31, 2007, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(d)                                 Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the Report of Independent Registered Public Accounting Firm on Penn West’s internal control over financial reporting that accompanies Penn West’s Consolidated Financial Statements for the fiscal year ended December 31, 2007, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)                                  Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2007, there were no changes in Penn West’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Penn West’s internal control over financial reporting.

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

Principal Accountant Fees and Services.

The following table sets forth information about the fees billed to Penn West for professional services provided by KPMG LLP during fiscal 2007 and 2006:

(CDN$)	2007	2006
Audit Fees	$1,045,000	$610,000
Audit-Related Fees	120,000	105,000
Tax Fees	7,914	18,341
All Other Fees	—	—
Total	$1,172,914	$733,341

Audit Fees. Audit fees consist of fees for the integrated audit of Penn West’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements, reviews in connection with acquisitions and Sarbanes-Oxley Act related services.

Audit-Related Fees. Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of Penn West’s financial statements and are not reported as Audit Fees. During fiscal 2007 and 2006, the services provided in this category included French translation services.

Tax Fees. Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2007 and 2006, the services provided in this category included assistance and advice in relation to the communication of the taxability of distributions to unitholders and the review of corporate income tax returns

All Other Fees. None.

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

Tabular Disclosure of Contractual Obligations.

		Payment due by period
(CDN$ millions) Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Transportation	39.9	16.2	12.6	4.7	6.4
Power Infrastructure	30.6	6.2	8.4	8.4	7.6
Drilling rigs	11.3	7.7	3.6	—	—
Purchase obligations (1)	107.5	13.3	26.6	26.5	41.1
Office lease	193.3	19.4	36.9	32.7	104.3
Long term debt (2)(3)	1,943.2	—	1,485.4	—	457.8
Asset retirement obligations (4)	1,526.0	41.4	82.8	82.8	1,319.0
Total	3,851.8	104.2	1,656.3	155.1	1,936.2

(1)   These amounts represent estimated commitments of $84.4 million for CO2 purchases and $23.1 million for processing fees related to interests in the Weyburn Unit.

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

Identification of the Audit Committee.

Penn West has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are:  James C. Smith, James E. Allard, Shirley A. McClellan and Frank Potter.

Disclosure Pursuant to the Requirements of the New York Stock Exchange.

Presiding Director at Meetings of Non-Management Directors

Penn West schedules regular executive sessions in which Penn West’s “non-management directors” (as that term is defined in the rules of the New York Stock Exchange) meet without management participation. John A. Brussa, the Chairman of the Board, serves as the presiding director (the “Presiding Director”) at such sessions. Penn West’s Board of Directors is responsible for determining whether or not each director is independent. In making this determination, the Board has adopted the definition of “independence” as set out in Section 1.4 of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”). In applying this definition, the Board considers all relationships of the directors with Penn West, including business, family and other relationships. Penn West’s Board of Directors also determines whether each member of Penn West’s Audit Committee is independent pursuant to Sections 1.4 and 1.5 of MI 52-110 and Rule 10A-3 of the Securities Exchange Act of 1934. Penn West’s Board of Directors has not adopted the director independence standards contained in Section 303A.02 of the NYSE’s Listed Company Manual.

Membership on Multiple Audit Committees

Section 303A.07 of the NYSE’s Listed Company Manual requires that if an audit committee member simultaneously serves on the audit committees of more than three public companies, and if the listed company does not limit the number of audit committees on which its audit committee members may serve to three or less, the Board of Directors of the listed company must determine that such simultaneous service would not impair the ability of the audit committee member to effectively serve on the listed company's audit committee, and must publicly disclose such determination.  James C. Smith, a member of Penn West’s audit committee, serves on the audit committees of more than three public companies.  Penn West’s Board of Directors has determined that such simultaneous service would not impair Mr. Smith’s ability to effectively serve on Penn West’s audit committee.

Frank Potter, another member of Penn West’s audit committee, also serves on the audit committee of more than three public companies.  Penn West’s Board of Directors has not yet made a determination as to whether or not such simultaneous service would impair the ability of Mr. Potter to effectively serve on Penn West’s audit committee.  Penn West has disclosed the fact that such a determination has not yet been made in the NYSE Statement of Governance Differences that appears on Penn West’s website (www.pennwest.com).

Communication with Non-Management Directors

Unitholders may send communications to Penn West’s non-management directors by writing to George H. Brookman, Chairman of the Governance Committee of the Board of Directors, care of Investor Relations – Penn West Energy Trust, 2200, 425 – First Street SW, Calgary, Alberta, T2P 3L8. Communications will be referred to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, Penn West certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 26, 2008.

PENN WEST ENERGY TRUST
By:	Penn West Petroleum Ltd., its administrator

By:	/s/ William E. Andrew
Name:	William E. Andrew
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2007

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2007

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2007

99.4	Supplemental Note to the Consolidated Financial Statements relating to the reconciliation of Canadian and United States Generally Accepted Accounting Principles

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Consent of KPMG LLP

99.10	Consent of GLJ Petroleum Consultants Ltd.

99.11	Consent of Sproule Associates Limited