Form 40-F
period 2008-12-31
PENN WEST ENERGY TRUST
filed 2009-03-30
CIK 1334388

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

Commission file number 1-32895

PENN WEST ENERGY TRUST

(Exact name of registrant as specified in its charter)

Alberta, Canada (Province or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if Applicable))

Suite 200, 207 9th Avenue S.W. Calgary, Alberta, Canada T2P 1K3
(403) 777-2500
 (Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services Inc., 1420 Fifth Avenue, Suite 3400, Seattle, WA  98101
(206) 903-5448
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Trust Units	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  386,504,586

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

(a)                                 Annual Information Form for the fiscal year ended December 31, 2008;

(b)                                Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2008;

(c)                                 Audited Consolidated Financial Statements for the fiscal year ended December 31, 2008; and

(d)                                Supplemental Note to the Consolidated Financial Statements relating to the reconciliation of Canadian and United States Generally Accepted Accounting Principles for the fiscal year ended December 31, 2008.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)                                 Certifications.  See Exhibits 99.5 and 99.6 to this Annual Report on Form 40-F.

(b)                                Disclosure Controls and Procedures.  As of the end of Penn West Energy Trust’s (“Penn West”) fiscal year ended December 31, 2008, an evaluation of the effectiveness of Penn West’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the management of Penn West Petroleum Ltd., the administrator of Penn West, with the participation of the Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”) of Penn West Petroleum Ltd., who also perform such functions for Penn West.  Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, Penn West’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Penn West in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to Penn West’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of Penn West’s internal control over financial reporting as at December 31, 2008.  In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control — Integrated Framework to evaluate the effectiveness of Penn West’s internal control over financial reporting.  Based on this assessment, management has concluded that Penn West’s internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of Penn West’s internal control over financial reporting as at December 31, 2008 has been audited by KPMG LLP, as stated in their Report of Independent Registered Public Accounting Firm on Penn West’s internal control over financial reporting that accompanies Penn West’s Consolidated Financial Statements for the fiscal year ended December 31, 2008, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(d)                                Attestation Report of the Registered Public Accounting Firm.  The required disclosure is included in the Report of Independent Registered Public Accounting Firm on Penn West’s internal control over financial reporting that accompanies Penn West’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2008, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)                                 Changes in Internal Control Over Financial Reporting.  During the fiscal year ended December 31, 2008, there were no changes in Penn West’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Penn West’s internal control over financial reporting.

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

Principal Accountant Fees and Services.

The following table sets forth information about the fees billed to Penn West for professional services provided by KPMG LLP during fiscal 2008 and 2007:

(CDN$ )	2008	2007
Audit Fees	$1,550,000	$1,045,000
Audit-Related Fees	562,500	120,000
Tax Fees	3,712	7,914
All Other Fees	—	—
Total	$2,116,212	$1,172,914

Audit Fees.  Audit fees consist of fees for the integrated audit of Penn West’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements, reviews in connection with acquisitions and Sarbanes-Oxley Act related services.

Audit-Related Fees.  Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of Penn West’s financial statements and are not reported as Audit Fees.  During fiscal 2008 and 2007, the services provided in this category included French translation services.

Tax Fees.  Tax fees consist of fees for tax compliance services, tax advice and tax planning.  During fiscal 2008 and 2007, the services provided in this category included assistance and advice in relation to the communication of the taxability of distributions to Unitholders.

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

Tabular Disclosure of Contractual Obligations.

		Payment due by period
(CDN$ millions) Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Transportation	79	29	30	11	9
Power Infrastructure	51	19	14	14	4
Drilling rigs	17	12	5	—	—
Purchase obligations (1)	94	13	26	26	29
Office lease (2)	906	28	127	135	616
Long term debt (3)(4)	3,854	—	2,561	—	1,293
Asset retirement obligations (5)	2,429	61	123	123	2,122
Total	7,430	162	2,886	309	4,073

(1)	These amounts represent estimated commitments of $73 million for CO2 purchases and $21 million for processing fees related to interests in the Weyburn Unit.
(2)	Future office lease commitments will be reduced by sub-lease recoveries totaling $387 million.
(3)

Approval to extend the revolving period must be obtained from the banking syndicate in 2011. Penn West and its predecessor have successfully extended its credit facility on each renewal date since 1992.

(4)	Interest payments have not been included since future debt levels and rates are not known at this time.
(5)	These amounts represent the undiscounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

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

Membership on Multiple Audit Committees

Section 303A.07 of the NYSE’s Listed Company Manual requires that if an audit committee member simultaneously serves on the audit committees of more than three public companies, and if the listed company does not limit the number of audit committees on which its audit committee members may serve to three or less, the Board of Directors of the listed company must determine that such simultaneous service would not impair the ability of the audit committee member to effectively serve on the listed company’s audit committee, and must publicly disclose such determination.  James C. Smith, a member of Penn West’s audit committee, serves on the audit committees of more than three public companies.  Penn West’s Board of Directors has determined that such simultaneous service would not impair Mr. Smith’s ability to effectively serve on Penn West’s audit committee.

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

Communication with Non-Management Directors

Unitholders may send communications to Penn West’s non-management directors by writing to George H. Brookman, Chairman of the Governance Committee of the Board of Directors, care of Investor Relations — Penn West Energy Trust, 200, 207 — Ninth Street SW, Calgary, Alberta, T2P 1K3.  Communications will be referred to the Presiding Director for appropriate action.  The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

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

Board Committee Mandates

The Mandates of Penn West’s audit committee, human resources and compensation committee, governance committee, reserves committee, health, safety and environment committee and acquisitions and divestments committee are each available for viewing on Penn West’s website at www.pennwest.com, and are available in print to any unitholder who requests them.  Requests for copies of these documents should be made by contacting: investor relations by phone (888) 770-2633 or by e-mail to investor_relations@pennwest.com.

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

Any change to the name or address of the agent for service of process of Penn West shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of Penn West.

SIGNATURES

Pursuant to the requirements of the Exchange Act, Penn West certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 27, 2009.

PENN WEST ENERGY TRUST
By: Penn West Petroleum Ltd., its administrator

By:	/s/ William E. Andrew
Name:	William E. Andrew
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2008

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2008

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2008

99.4

Supplemental Note to the Consolidated Financial Statements relating to the reconciliation of Canadian and United States Generally Accepted Accounting Principles for the fiscal year ended December 31, 2008

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