Form 40-F/A
period 2008-12-31
PENN WEST ENERGY TRUST
filed 2009-09-16
CIK 1334388

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F/A
(Amendment No. 1)

(Check One)

[   ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

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
(206) 903-5448
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Trust Units	Name of each exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  242,663,164

Indicate by check mark whether Penn West: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that Penn West was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  X _                                No___

EXPLANATORY NOTE

Penn West Energy Trust (“Penn West”) is filing this Amendment No. 1 to its Annual Report on Form 40-F for the fiscal year ended December 31, 2008 (the “Form 40-F”) for the purpose of correcting several typographical errors included in Penn West’s Annual Information Form dated March 26, 2009 (the “Original AIF”), which was filed as Exhibit 99.1 to the Form 40-F.  Penn West is amending the Form 40-F in order to amend and restate Exhibit 99.1 thereto.

The typographical errors that are being corrected by this Amendment No. 1 appear in the table located on page 12 of Appendix A-3 of the Original AIF, under the column heading "Proved Plus Probable Gross Reserves as at December 31, 2008" and opposite the rows titled "Southern", "Central" and "Northern".  Although the numbers themselves are correct: (i) the proved plus probable gross reserves numbers for the "Southern" area incorrectly appear opposite the "Northern" row heading; (ii) the proved plus probable gross reserves numbers for the "Central" area incorrectly appear opposite the "Southern" row heading; and (iii) the proved plus probable gross reserves numbers for the "Northern" area incorrectly appear opposite the "Central" row heading.  The total proved plus probable gross reserves numbers as at December 31, 2008 in the table in the Original AIF are correct.

Other than as expressly set forth above or contained herein, this Amendment No. 1 does not, and does not purport to, update or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F was initially filed.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, Penn West certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 15, 2009.

PENN WEST ENERGY TRUST By: Penn West Petroleum Ltd., its administrator By: /s/ William E. Andrew Name: William E. Andrew Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Revised Annual Information Form for the fiscal year ended December 31, 2008

99.2*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2008

99.3*	Consolidated Financial Statements for the fiscal year ended December 31, 2008

99.4*	Supplemental Note to the Consolidated Financial Statements relating to the reconciliation of Canadian and United States Generally Accepted Accounting Principles

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.7*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9*	Consent of KPMG LLP

99.10*	Consent of GLJ Petroleum Consultants Ltd.

99.11*	Consent of Sproule Associates Limited

_________________________
*Previously filed.