Form 40-F
period 2009-12-31
PENN WEST ENERGY TRUST
filed 2010-03-22
CIK 1334388

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

Commission file number 1-32895

PENN WEST ENERGY TRUST

(Exact name of registrant as specified in its charter)

Alberta, Canada	1311	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if Applicable))

Suite 200, 207 – 9th Avenue SW, Calgary, Alberta, Canada T2P 1K3
(403) 777-2500
 (Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services Inc., Columbia Center, 701 Fifth Avenue, Suite 6100, Seattle, Washington 98104-7043 (206) 903-5448
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 421,638,737

Indicate by check mark whether Penn West: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that Penn West was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒           No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes ☒           No ☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2009;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2009;

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2009; and

(d)	Supplemental Note to the Consolidated Financial Statements relating to the reconciliation of Canadian and United States Generally Accepted Accounting Principles.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.5, 99.6, 99.7 and 99.8 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures.  As of the end of Penn West Energy Trust’s (“Penn West”) fiscal year ended December 31, 2009, an evaluation of the effectiveness of Penn West’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the management of Penn West Petroleum Ltd., the administrator of Penn West, with the participation of the Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”) of Penn West Petroleum Ltd., who also perform such functions for Penn West.  Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, Penn West’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Penn West in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to Penn West’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of Penn West’s internal control over financial reporting as at December 31, 2009.  In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control – Integrated Framework to evaluate the effectiveness of Penn West’s internal control over financial reporting.  Based on this assessment, management has concluded that Penn West’s internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of Penn West’s internal control over financial reporting as at December 31, 2009 has been audited by KPMG LLP, as stated in their Report of Independent Registered Public Accounting Firm on Penn West’s internal control over financial reporting that accompanies Penn West’s Consolidated Financial Statements for the fiscal year ended December 31, 2009, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(d)
Attestation Report of the Registered Public Accounting Firm.  The required disclosure is included in the Report of Independent Registered Public Accounting Firm on Penn West’s internal control over financial reporting that accompanies Penn West’s Consolidated Financial Statements for the fiscal year ended December 31, 2009, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)
Changes in Internal Control Over Financial Reporting.  During the fiscal year ended December 31, 2009, Penn West implemented changes to its internal control over financial reporting as it relates to the ceiling test calculation under US GAAP.  There were no other changes in Penn West’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, Penn West’s internal control over financial reporting.

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

Principal Accountant Fees and Services.

The following table sets forth information about the fees billed to Penn West for professional services provided by KPMG LLP during fiscal 2009 and 2008:

(CDN$)	2009	2008
Audit Fees	1,220,000	1,550,000
Audit-Related Fees	530,000	562,500
Tax Fees	9,155	3,712
All Other Fees	-	-
Total	1,759,155	2,116,212

Audit Fees.  Audit fees consist of fees for the integrated audit of Penn West’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements, reviews in connection with acquisitions and Sarbanes-Oxley Act related services.

Audit-Related Fees.  Audit-related fees consist of French translation services, long-form comfort letters related to the public offering of Trust Units, consultations related to International Financial Reporting Standards and matters related to the corporate acquisitions completed in 2009 and 2008.

Tax Fees.  Tax fees consist of fees for tax compliance services, tax advice and tax planning.  During fiscal 2009 and 2008, the services provided in this category consisted of assistance and advice in relation to the taxability of certain amounts to employees and commodity taxes.

All Other Fees.  None.

Pre-Approval Policies and Procedures.

(a)
The terms of the engagement of Penn West’s external auditors to provide audit services, including the budgeted fees for such audit services and the representations and disclaimers relating thereto, must be pre-approved by the entire audit committee.

With respect to any engagements of Penn West’s external auditors for non-audit services, Penn West must obtain the approval of the audit committee or the Chairman of the audit committee prior to retaining the external auditors to complete such engagement.  If such pre-approval is provided by the Chairman of the audit committee, the Chairman shall report to the audit committee on any non-audit service engagement pre-approved by him at the audit committee's first scheduled meeting following such pre-approval.

If, after using its reasonable best efforts, Penn West is unable to contact the Chairman of the audit committee on a timely basis to obtain the pre-approval contemplated by the preceding paragraph, Penn West may obtain the required pre-approval from any other member of the audit committee, provided that any such audit committee member shall report to the audit committee on any non-audit service engagement pre-approved by him at the audit committee's first scheduled meeting following such pre-approval.

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

Tabular Disclosure of Contractual Obligations.

(CDN$ millions)		Payment due by period
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Transportation	55	24	22	6	3
Power Infrastructure	53	21	14	14	4
Drilling rigs	15	12	3	-	-
Purchase obligations (1)	81	13	26	23	19
Office lease (2)	930	56	141	128	605
Long term debt (3)(4)	3,219	-	1,874	67	1,278
Asset retirement obligations (5)	2,355	57	114	114	2,070
Total	6,708	183	2,194	352	3,979

(1)	These amounts represent estimated commitments of $62 million for CO2 purchases and $19 million for processing fees related to interests in the Weyburn Unit.
(2)	Future office lease commitments will be reduced by sublease revoceries of $397 million.
(3)
Approval to extend the revolving period must be obtained from the banking syndicate by January 2011. Penn West is currently in the process of renewing its credit facility with its bank syndicate and believes it will be successful in renewing its credit facility on acceptable terms prior to the date of expiry Penn West and its predecessor have successfully extended its credit facility on each renewal date since 1992.

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

Disclosure Pursuant to the Requirements of the New York Stock Exchange.

Presiding Director at Meetings of Non-Management Directors

Penn West schedules regular executive sessions in which Penn West's "non-management directors" (as that term is defined in the rules of the New York Stock Exchange) meet without management participation.  John A. Brussa, the Chairman of the Board, serves as the presiding director (the "Presiding Director") at such sessions.  Penn West’s Board of Directors is responsible for determining whether or not each director is independent.  In making this determination, the Board has adopted the definition of "independence" as set out in Section 1.4 of Multilateral Instrument 52-110 Audit Committees ("MI 52-110").  In applying this definition, the Board considers all relationships of the directors with Penn West, including business, family and other relationships.  Penn West’s Board of Directors also determines whether each member of Penn West’s Audit Committee is independent pursuant to Sections 1.4 and 1.5 of MI 52-110 and Rule 10A-3 of the Securities Exchange Act of 1934.  Penn West’s Board of Directors has not adopted the director independence standards contained in Section 303A.02 of the NYSE's Listed Company Manual.

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

Communication with Non-Management Directors

Unitholders may send communications to Penn West's non-management directors by writing to George H. Brookman, Chairman of the Governance Committee of the Board of Directors, care of Investor Relations – Penn West Energy Trust, 200, 207 – 9th Avenue SW, Calgary, Alberta, T2P 1K3.  Communications will be referred to the Presiding Director for appropriate action.  The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

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

Board Committee Mandates

The Mandates of Penn West's audit committee, human resources and compensation committee, governance committee, reserves committee and health, safety and environment committee are each available for viewing on Penn West's website at www.pennwest.com, and are available in print to any unitholder who requests them.  Requests for copies of these documents should be made by contacting: investor relations by phone (888) 770-2633 or by e-mail to investor_relations@pennwest.com.

NYSE Statement of Governance Differences

As a Canadian trust listed on the NYSE, Penn West is not required to comply with most of the NYSE corporate governance standards, so long as it complies with Canadian corporate governance practices.  In order to claim such an exemption, however, Penn West must disclose the significant difference between its corporate governance practices and those required to be followed by U.S. domestic companies under the NYSE’s corporate governance standards.  Penn West has included a description of such significant differences in corporate governance practices on its website which may be accessed at www.pennwest.com.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, Penn West certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 18, 2010.

PENN WEST ENERGY TRUST
By:	Penn West Petroleum Ltd., its administrator

By:	/s/ William E. Andrew
Name:	William E. Andrew
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2009

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2009

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2009

99.4	Supplemental Note to the Consolidated Financial Statements relating to the reconciliation of Canadian and United States Generally Accepted Accounting Principles

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Consent of KPMG LLP

99.10	Comments by Auditors for United States Readers on Canada – United States Reporting Differences

99.11	Consent of GLJ Petroleum Consultants Ltd.

99.12	Consent of Sproule Associates Limited