Form 40-F
period 2010-12-31
PENN WEST PETROLEUM LTD.
filed 2011-03-22
CIK 1334388

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 459,682,249

Indicate by check mark whether Penn West: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that Penn West was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐                      No ☐

FORM 40-F

Explanatory Note

Effective January 1, 2011, Penn West Energy Trust (the “Trust”) completed a reorganization transaction (the “Conversion”) pursuant to which the Trust was converted into a corporation, Penn West Petroleum Ltd. (“PWPL”).  As a result, pursuant to Rule 12g-3(g) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Annual Report on Form 40-F for the fiscal year ended December 31, 2010, is being filed on behalf of the Trust by PWPL, as successor registrant to the Trust under the Exchange Act.  In this Annual Report on Form 40-F, unless the context requires otherwise, the term “Penn West” refers to the Trust prior to the completion of the Conversion and to PWPL following completion of the Conversion.  Furthermore, where the context requires, the term “Penn West” refers herein to the Trust and PWPL collectively.

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2010;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2010;

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2010; and

(d)	Supplemental Note to the Consolidated Financial Statements relating to the reconciliation of Canadian and United States Generally Accepted Accounting Principles.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.5, 99.6, 99.7 and 99.8 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures.  As of the end of the Penn West’s fiscal year ended December 31, 2010, an evaluation of the effectiveness of Penn West’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out by the management of Penn West, with the participation of the Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”) of Penn West.  Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, Penn West’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Penn West in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the management of Penn West, including the CEO and CFO, to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of Penn West’s internal control over financial reporting as at December 31, 2010.  In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control – Integrated Framework to evaluate the effectiveness of Penn West’s internal control over financial reporting.  Based on this assessment, management has concluded that Penn West’s internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of Penn West’s internal control over financial reporting as at December 31, 2010 has been audited by KPMG LLP, as stated in their Report of Independent Registered Public Accounting Firm on Penn West’s internal control over financial reporting that accompanies Penn West’s Consolidated Financial Statements for the fiscal year ended December 31, 2010, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(d)
Attestation Report of the Registered Public Accounting Firm.  The required disclosure is included in the Report of Independent Registered Public Accounting Firm on Penn West’s internal control over financial reporting that accompanies Penn West’s Consolidated Financial Statements for the fiscal year ended December 31, 2010, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)
Changes in Internal Control Over Financial Reporting.  During the fiscal year ended December 31, 2010, there were no changes in Penn West’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, Penn West’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

Penn West’s board of directors has determined that James C. Smith, a member of Penn West’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F).  Mr. Smith is “independent” as that term is defined in the rules of the New York Stock Exchange.

Code of Business Conduct.

Penn West has adopted a Code of Ethics for Officers and Senior Financial Management.  Penn West has also adopted a Code of Business Conduct and Ethics that applies to all employees, officers and directors of Penn West.  These Codes constitute a “code of ethics” as defined in Form 40-F.

The Code of Ethics for Directors, Officers and Senior Financial Management and the Code of Business Conduct and Ethics are each available for viewing on Penn West’s website at www.pennwest.com, and are available in print to any shareholder who requests a copy of them.  Requests for copies of either of the Codes should be made by contacting: investor relations by phone at (888) 770-2633 or by e-mail to investor_relations@pennwest.com.

Since the adoption of the Code of Ethics for Directors, Officers and Senior Financial Management and the Code of Business Conduct and Ethics, respectively, there have not been any amendments to, or waivers, including implicit waivers, from, any provision of such Codes.

Principal Accountant Fees and Services.

The following table sets forth information about the fees billed to Penn West for professional services provided by KPMG LLP during fiscal 2010 and 2009:

(CDN$)	2010	2009
Audit Fees	1,120,000	1,220,000
Audit-Related Fees	115,000	314,000
Tax Fees	-	9,155
All Other Fees	125,000	216,000
Total	1,360,000	1,759,155

Audit Fees.  Audit fees consist of fees for the integrated audit of the Penn West’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements, reviews in connection with acquisitions and Sarbanes-Oxley Act related services.

Audit-Related Fees.  Audit-related fees consist of French translation services, long-form comfort letters related to the public offering of securities of Penn West, consultations related to International Financial Reporting Standards and matters related to the corporate acquisitions completed in 2010 and 2009.

Tax Fees.  Tax fees consist of fees for tax compliance services, tax advice and tax planning.  During fiscal 2009, the services provided in this category consisted of assistance and advice in relation to the taxability of certain amounts to employees and commodity taxes.

All Other Fees.  All other fees primarily consisted of French translation services.

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

Tabular Disclosure of Contractual Obligations.

(CDN$ millions)		Payment due by period
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Transportation	89	30	37	22	-
Power Infrastructure	84	30	20	20	14
Drilling rigs	18	9	8	1	-
Purchase obligations (1)	68	13	26	21	8
Office lease (2)	865	71	134	121	539
Long term debt (3)(4)	2,496	-	778	311	1,407
Asset retirement obligations (5)	2,615	70	140	140	2,265
Total	6,235	223	1,143	636	4,233

(1)	These amounts represent estimated commitments of $51 million for CO2 purchases and $17 million for processing fees related to interests in the Weyburn Unit.
(2)	Future office lease commitments will be reduced by sublease recoveries of $413 million.
(3)	Penn West’s syndicated bank facility is due for renewal on April 30, 2013. Penn West and its predecessor have successfully extended its credit facility on each renewal date since 1992.
(4)	Interest payments have not been included since future debt levels and rates are not known at this time.
(5)	These amounts represent the undiscounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

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

Disclosure Pursuant to the Requirements of the New York Stock Exchange.

Presiding Director at Meetings of Non-Management Directors

Penn West schedules regular executive sessions in which Penn West’s "non-management directors" (as that term is defined in the rules of the New York Stock Exchange) meet without management participation.  John A. Brussa, the Chairman of the board of directors, serves as the presiding director (the "Presiding Director") at such sessions.  Penn West’s board of directors is responsible for determining whether or not each director is independent.  In making this determination, the board of directors has adopted the definition of "independence" as set out in Section 1.4 of Multilateral Instrument 52-110 Audit Committees ("MI 52-110").  In applying this definition, the board of directors considers all relationships of the directors with Penn West, including business, family and other relationships.  Penn West’s board of directors also determines whether each member of Penn West’s audit committee is independent pursuant to Sections 1.4 and 1.5 of MI 52-110 and Rule 10A-3 under the Exchange Act.  Penn West’s board of directors has not adopted the director independence standards contained in Section 303A.02 of the NYSE's Listed Company Manual.

Membership on Multiple Audit Committees

Section 303A.07 of the NYSE’s Listed Company Manual requires that if an audit committee member simultaneously serves on the audit committees of more than three public companies, and if the listed company does not limit the number of audit committees on which its audit committee members may serve to three or less, the board of directors of the listed company must determine that such simultaneous service would not impair the ability of the audit committee member to effectively serve on the listed company's audit committee, and must publicly disclose such determination.  James C. Smith and Frank Potter, members of Penn West’s audit committee, each serve on the audit committees of more than three public companies.  Penn West’s board of directors has determined that such simultaneous service would not impair Mr. Smith’s or Mr. Potter’s ability to effectively serve on Penn West’s audit committee.

Communication with Non-Management Directors

Shareholders may send communications to Penn West’s non-management directors by writing to George H. Brookman, Chairman of the governance committee of the board of directors, care of Investor Relations, Penn West Petroleum Ltd., 200, 207 – 9th Avenue SW, Calgary, Alberta, T2P 1K3  Canada.  Communications will be referred to the Presiding Director for appropriate action.  The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

Corporate Governance Guidelines

In accordance with the rules of the New York Stock Exchange, Penn West has adopted corporate governance guidelines, entitled “Governance Guidelines”, which are available for viewing on Penn West’s website at www.pennwest.com and are available in print to any shareholder who requests a copy of them.  Requests for copies of the Governance Guidelines should be made by contacting:  investor relations by phone (888) 770-2633 or by e-mail to investor_relations@pennwest.com.

Board Committee Mandates

The Mandates of Penn West’s audit committee, human resources and compensation committee, governance committee, reserves committee and health, safety, environment and regulatory committee are each available for viewing on Penn West’s website at www.pennwest.com, and are available in print to any shareholder who requests them.  Requests for copies of these documents should be made by contacting:  investor relations by phone (888) 770-2633 or by e-mail to investor_relations@pennwest.com.

NYSE Statement of Governance Differences

As a Canadian corporation listed on the NYSE, Penn West is not required to comply with most of the NYSE corporate governance standards, so long as it complies with Canadian corporate governance practices.  In order to claim such an exemption, however, Penn West must disclose the significant difference between its corporate governance practices and those required to be followed by U.S. domestic companies under the NYSE’s corporate governance standards.  Penn West has included a description of such significant differences in corporate governance practices on its website which may be accessed at www.pennwest.com.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.           Undertaking.

Penn West undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process.

Penn West has concurrently filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of Penn West shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of Penn West.

SIGNATURES

Pursuant to the requirements of the Exchange Act, Penn West Petroleum Ltd., as successor to Penn West Energy Trust, certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 17, 2011.

Penn West Petroleum Ltd., as successor to Penn West Energy Trust

By:	/s/ William E. Andrew
Name: William E. Andrew
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2010

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2010

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2010

99.4	Supplemental Note to the Consolidated Financial Statements relating to the reconciliation of Canadian and United States Generally Accepted Accounting Principles

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Consent of KPMG LLP

99.10	Consent of GLJ Petroleum Consultants Ltd.

99.11	Consent of Sproule Associates Limited