Form 40-F
period 2011-12-31
PENN WEST PETROLEUM LTD.
filed 2012-03-16
CIK 1334388

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

Commission file number 1-32895

PENN WEST PETROLEUM LTD.

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

(206) 903-5448

(Name, Address (Including Zip Code) and Telephone Number

(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 471,372,730

Indicate by check mark whether Penn West: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that Penn West was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

Yes  ☐    No   ☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2011;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011;

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2011, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board; and

(d)	Supplemental Oil and Gas information

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.5, 99.6, 99.7 and 99.8 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of Penn West Petroleum Ltd.’s (“Penn West”) fiscal year ended December 31, 2011, an evaluation of the effectiveness of Penn West’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out by the management of Penn West, with the participation of the President & Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”) of Penn West. Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, Penn West’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Penn West in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the management of Penn West, including the CEO and CFO, to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of Penn West’s internal control over financial reporting as at December 31, 2011. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control – Integrated Framework to evaluate the effectiveness of Penn West’s internal control over financial reporting. Based on this assessment, management has concluded that Penn West’s internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of Penn West’s internal control over financial reporting as at December 31, 2011 has been audited by KPMG LLP, as stated in their Report of Independent Registered Public Accounting Firm on Penn West’s internal control over financial reporting that accompanies Penn West’s Consolidated Financial Statements for the fiscal year ended December 31, 2011, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(d)	Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the Report of Independent Registered Public Accounting Firm on Penn West’s internal control over financial reporting that accompanies Penn West’s Consolidated Financial Statements for the fiscal year ended December 31, 2011, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)	Changes in Internal Control Over Financial Reporting. There were no changes in Penn West’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, Penn West’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

Penn West’s board of directors has determined that James C. Smith, a member of Penn West’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F). Mr. Smith is “independent” as that term is defined in the rules of the New York Stock Exchange.

Code of Business Conduct.

Penn West has adopted a Code of Ethics for Officers and Senior Financial Management. Penn West has also adopted a Code of Business Conduct and Ethics that applies to all employees, officers and directors of Penn West. Together, these Codes constitute a “code of ethics” as defined in Form 40-F and are collectively referred to in this Annual Report on Form 40-F as the “Code of Ethics”.

The Code of Ethics, including each of its components, is available for viewing on Penn West’s website at www.pennwest.com, and is available in print to any shareholder who requests a copy. Requests for copies of the Code of Ethics or any portion of it should be made by contacting: investor relations by phone at (888) 770-2633 or by e-mail to investor_relations@pennwest.com.

Since the adoption of each component of the Code of Ethics, there have not been any amendments to, or waivers, including implicit waivers, from, any provision of such Codes.

If any amendment to the Code of Ethics is made, or if any waiver from the provisions thereof is granted, Penn West may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on Penn West’s website, which may be accessed at www.pennwest.com.

Principal Accountant Fees and Services.

The following table sets forth information about the fees billed to Penn West for professional services provided by KPMG LLP during fiscal 2011 and 2010:

(CDN$)	2011	2010
Audit Fees	1,092,500	1,120,000
Audit-Related Fees	165,000	115,000
Tax Fees	—	—
All Other Fees	130,000	125,000

Total	1,387,500	1,360,000

Audit Fees. Audit fees consist of fees for the integrated audit of Penn West’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements, reviews in connection with acquisitions and Sarbanes-Oxley Act related services, long-form comfort letters related to the public offering of securities and Penn West’s portion of fees for the Peace River Oil Partnership audit.

Audit-Related Fees. Audit-related fees consist of consultations related to International Financial Reporting Standards and matters related to the corporate acquisitions completed in 2011 and 2010.

Tax fees. None

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

Tabular Disclosure of Contractual Obligations.

(CDN$ millions)		Payment due by period
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Transportation	411	27	72	81	231
Power infrastructure	106	32	30	30	14
Drilling rigs	102	26	48	26	2
Purchase obligations (1)	54	13	24	12	5
Office lease (2)	792	68	126	119	479
Long-term debt (3)(4)	3,219	—	66	1,725	1,428
Decommissioning liability (5)	3,381	75	150	150	3,006

Total	8,065	241	516	2,143	5,165

(1)	These amounts represent estimated commitments of $40 million for CO2 purchases and $14 million for processing fees related to interests in the Weyburn Unit.
(2)	Future office lease commitments will be reduced by sublease recoveries of $434 million.
(3)	Penn West’s syndicated bank facility is due for renewal on June 26, 2015. Penn West and its predecessor have successfully extended its credit facility on each renewal date since 1992.
(4)	Interest payments have not been included since future debt levels and rates are not known at this time.
(5)	These amounts represent the undiscounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

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

Disclosure Pursuant to the Requirements of the New York Stock Exchange.

Presiding Director at Meetings of Non-Management Directors

Penn West schedules regular executive sessions in which Penn West’s “non-management directors” (as that term is defined in the rules of the New York Stock Exchange) meet without management participation. John A. Brussa, the Chairman of the board of directors, serves as the presiding director (the “Presiding Director”) at such sessions. Penn West’s board of directors is responsible for determining whether or not each director is independent. In making this determination, the board of directors has adopted the definition of “independence” as set out in Section 1.4 of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”). In applying this definition, the board of directors considers all relationships of the directors with Penn West, including business, family and other relationships. Penn West’s board of directors also determines whether each member of Penn West’s audit committee is independent pursuant to Sections 1.4 and 1.5 of MI 52-110 and Rule 10A-3 under the Exchange Act. Penn West’s board of directors has not adopted the director independence standards contained in Section 303A.02 of the NYSE’s Listed Company Manual.

Membership on Multiple Audit Committees

Section 303A.07 of the NYSE’s Listed Company Manual requires that if an audit committee member simultaneously serves on the audit committees of more than three public companies, and if the listed company does not limit the number of audit committees on which its audit committee members may serve to three or less, the board of directors of the listed company must determine that such simultaneous service would not impair the ability of the audit committee member to effectively serve on the listed company’s audit committee, and must publicly disclose such determination. James C. Smith and Frank Potter, members of Penn West’s audit committee, serve on the audit committees of more than three public companies. Penn West’s board of directors has determined that such simultaneous service would not impair Mr. Smith’s or Mr. Potter’s ability to effectively serve on Penn West’s audit committee.

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

Board Committee Mandates

The Mandates of Penn West’s audit committee, human resources and compensation committee, governance committee, reserves and A&D committee and health, safety and environment committee are each available for viewing on Penn West’s website at www.pennwest.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: investor relations by phone (888) 770-2633 or by e-mail to investor_relations@pennwest.com.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, Penn West Petroleum Ltd. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 16, 2012.

Penn West Petroleum Ltd.

By:	/s/ Murray R. Nunns
Name:	Murray R. Nunns
Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2011

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2011

99.4	Supplemental Oil and Gas information

99.5	Certification of President & Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Consent of KPMG LLP

99.10	Consent of GLJ Petroleum Consultants Ltd.

99.11	Consent of Sproule Associates Limited