Form 40-F
period 2012-12-31
PENN WEST PETROLEUM LTD.
filed 2013-03-15
CIK 1334388

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 479,258,670

Indicate by check mark whether Penn West: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that Penn West was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).    Yes  ☐    No  ☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2012;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012; and

(c)	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2012, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board.

(d)	Supplemental Oil and Gas information

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.5, 99.6, 99.7 and 99.8 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of Penn West Petroleum Ltd.’s (“Penn West”) fiscal year ended December 31, 2012, an evaluation of the effectiveness of Penn West’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out by the management of Penn West, with the participation of the President & Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”) of Penn West. Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, Penn West’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Penn West in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the management of Penn West, including the CEO and CFO, to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of Penn West’s internal control over financial reporting as at December 31, 2012. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control – Integrated Framework to evaluate the effectiveness of Penn West’s internal control over financial reporting. Based on this assessment, management has concluded that Penn West’s internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of Penn West’s internal control over financial reporting as at December 31, 2012 has been audited by KPMG LLP, as stated in their Report of Independent Registered Public Accounting Firm on Penn West’s internal control over financial reporting that accompanies Penn West’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2012, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(d)	Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the Report of Independent Registered Public Accounting Firm on Penn West’s internal control over financial reporting that accompanies Penn West’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2012, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)	Changes in Internal Control Over Financial Reporting. There were no changes in Penn West’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, Penn West’s internal control over financial reporting.

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

Principal Accountant Fees and Services.

The following table sets forth information about the fees billed to Penn West for professional services provided by KPMG LLP during fiscal 2012 and 2011:

(CDN$)	2012	2011
Audit Fees	1,120,000	1,230,000
Audit-Related Fees	146,000	157,500
Tax Fees	38,000	—

Total	1,304,000	1,387,500

Audit Fees. Audit fees consist of fees for the integrated audit of Penn West’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements, reviews in connection with acquisitions and Sarbanes-Oxley Act related services, long-form comfort letters related to the public offering of securities and review procedures on the unaudited interim consolidated financial statements.

Audit-Related Fees. Audit-related fees primarily consist of assurance and related services for the Peace River Oil Partnership audit and for French translation services.

Tax fees. Tax fees consist of professional services for tax compliance, tax advice and tax planning.

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

Off-Balance Sheet Arrangements.

Penn West has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized below in the Tabular Disclosure of Contractual Obligations.

Tabular Disclosure of Contractual Obligations.

(CDN$ millions)		Payment due by period
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Transportation	56	24	27	5	—
Transportation ($US)	342	4	74	66	198
Power infrastructure	97	29	28	28	12
Drilling rigs	78	23	38	17	—
Purchase obligations (1)	19	6	10	2	1
Office lease (2)	663	62	111	106	384
Long-term debt (3)(4)	2,690	5	311	1,210	1,164
Decommissioning liability (5)	3,201	107	214	214	2,666

Total	7,146	260	813	1,648	4,425

(1)	These amounts represent estimated commitments of $13 million for CO2 purchases and $6 million for processing fees related to interests in the Weyburn Unit.
(2)	Future office lease commitments will be reduced by sublease recoveries of $335 million.
(3)	Penn West’s syndicated bank facility is due for renewal on June 30, 2016. Penn West and its predecessor have successfully extended its credit facility on each renewal date since 1992.
(4)	Interest payments have not been included since future debt levels and rates are not known at this time.
(5)	These amounts represent the undiscounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

Identification of the Audit Committee.

Penn West has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: James C. Smith, James E. Allard, Gillian H. Denham, George H. Brookman and Frank Potter.

Mine Safety Disclosure.

Not applicable.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, Penn West Petroleum Ltd. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 14, 2013.

Penn West Petroleum Ltd.

By:	/s/ Murray R. Nunns
Name: Murray R. Nunns
Title: President & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2012

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2012

99.4	Supplemental Oil and Gas information

99.5	Certification of President & Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Consent of KPMG LLP

99.10	Consent of GLJ Petroleum Consultants Ltd.

99.11	Consent of Sproule Associates Limited