Form 40-F
period 2013-12-31
PENN WEST PETROLEUM LTD.
filed 2014-03-07
CIK 1334388

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 489,077,284

Indicate by check mark whether Penn West: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that Penn West was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

    Yes  ☐            No  ☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2013;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013; and

(c)	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2013, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board.

(d)	Supplemental Oil and Gas information for the fiscal year ended December 31, 2013.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.5, 99.6, 99.7 and 99.8 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of Penn West Petroleum Ltd.’s (“Penn West”) fiscal year ended December 31, 2013, an evaluation of the effectiveness of Penn West’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out by the management of Penn West, with the participation of the President & Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”) of Penn West. Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, Penn West’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Penn West in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the management of Penn West, including the CEO and CFO, to allow timely decisions regarding required disclosure.

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

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) of the Exchange Act) for Penn West.

Management, under the supervision and with the participation of the CEO and the CFO, has assessed the effectiveness of Penn West’s internal control over financial reporting as at December 31, 2013. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control – Integrated Framework (1992) to evaluate the effectiveness of Penn West’s internal control over financial reporting. Based on this assessment, management has concluded that Penn West’s internal control over financial reporting was effective as of December 31, 2013.

The effectiveness of Penn West’s internal control over financial reporting as at December 31, 2013 has been audited by KPMG LLP, as stated in their Report of Independent Registered Public Accounting Firm on Penn West’s internal control over financial reporting that accompanies Penn West’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2013, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(d)	Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the Report of Independent Registered Public Accounting Firm on Penn West’s internal control over financial reporting that accompanies Penn West’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2013, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)	Changes in Internal Control Over Financial Reporting. In 2013, Penn West reduced its goodwill balance by $54 million to reflect goodwill being associated with asset dispositions in prior years. Penn West made related enhancements to its methodology for associating goodwill to cash generating units and dispositions. No other changes in Penn West’s internal control over financial reporting were made during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting

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

Principal Accountant Fees and Services.

The following table sets forth information about the fees billed to Penn West for professional services provided by KPMG LLP during fiscal 2013 and 2012:

(CDN$)	2013	2012
Audit Fees	1,340,000	1,120,000
Audit-Related Fees	145,700	146,000
Tax Fees	—	38,000

Total	1,485,700	1,304,000

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

Tax fees. Tax fees consist of professional services for general tax compliance and tax planning.

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

Tabular Disclosure of Contractual Obligations.

(CDN$ millions)		Payment due by period
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Transportation	607	55	134	112	306
Power infrastructure	81	14	28	28	11
Drilling rigs	43	11	26	6	—
Purchase obligations (1)	13	5	6	2	—
Office lease (2)	628	58	115	108	347
Long-term debt (3)(4)	2,458	64	896	732	766
Decommissioning liability (5)	3,101	75	142	170	2,714

Total	6,931	282	1,347	1,158	4,144

(1)	These amounts represent estimated commitments of $8 million for CO2 purchases and $5 million for processing fees related to interests in the Weyburn Unit.
(2)	Future office lease commitments will be reduced by sublease recoveries of $306 million.
(3)	Penn West’s syndicated bank facility is due for renewal on June 30, 2016. Penn West and its predecessors have successfully extended its credit facility on each renewal date since 1992.
(4)	Interest payments have not been included since future debt levels and rates are not known at this time.
(5)	These amounts represent the undiscounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

Identification of the Audit Committee.

Penn West has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: James C. Smith, Gillian H. Denham, Frank Potter and Jay Thornton.

Mine Safety Disclosure.

Not applicable.

Disclosure Pursuant to the Requirements of the New York Stock Exchange.

Director Independence

Penn West’s board of directors is responsible for determining whether or not each director is independent. In making these determinations, the board of directors considers all relationships of the directors with Penn West, including business, family and other relationships. Penn West’s board of directors also determines whether each member of Penn West’s audit committee is independent pursuant to Sections 1.4 and 1.5 of Multilateral Instrument 52-110 Audit Committees and Rule 10A-3 under the Exchange Act.

Penn West’s board of directors has determined that with the exception of David E. Roberts, the President and Chief Executive Officer of Penn West, each member of Penn West’s board of directors is “independent” as that term is defined in the rules of the New York Stock Exchange, in that they have no material relationship with Penn West (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). In reaching this determination in respect of George H. Brookman, the board of directors considered that although West Canadian Digital Imaging Inc., of which Mr. Brookman is a shareholder and the Chief Executive Officer, provides printing and related services to Penn West, Mr. Brookman is not involved with the services provided by West Canadian to Penn West and the amounts paid by Penn West to West Canadian are immaterial to both parties. In reaching this determination in respect of James C. Smith, the board of directors considered that Mr. Smith’s son was employed by Penn West as a summer student in 2011.

Presiding Director at Meetings of Non-Management Directors

Penn West schedules regular executive sessions in which Penn West’s “non-management directors” (as that term is defined in the rules of the New York Stock Exchange) meet without management participation. Richard L. George, the Chairman of the board of directors, serves as the presiding director (the “Presiding Director”) at such sessions.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, Penn West Petroleum Ltd. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 7, 2014.

Penn West Petroleum Ltd.

By:	/s/ David E. Roberts
Name:	David E. Roberts
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2013

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2013

99.4	Supplemental Oil and Gas information for the fiscal year ended December 31, 2013.

99.5	Certification of President & Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Consent of KPMG LLP

99.10	Consent of Sproule Associates Limited