Form 40-F/A
period 2013-12-31
PENN WEST PETROLEUM LTD.
filed 2014-09-18
CIK 1334388

UNITED STATES

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

Yes  ☐            No   ☐

FORM 40-F

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends the Annual Report on Form 40-F of Penn West Petroleum Ltd. (“Penn West”) for the year ended December 31, 2013, filed with the Securities and Exchange Commission (“SEC”) on March 7, 2014 (the “Original Annual Report”), in order to file amendments to the documents listed below under the heading “Principal Documents”, which are filed herewith as Exhibits 99.1 to 99.4, and to amend the disclosure set forth below under the headings “Certifications and Disclosure Regarding Controls and Procedures—Disclosure Controls and Procedures”, “Management’s Annual Report on Internal Control over Financial Reporting”, and “Attestation Report of the Registered Public Accounting Firm”.

Other than as discussed above and included herein, all information in the Original Annual Report is unchanged and is not reproduced in this Amendment No. 1. This Amendment No. 1 does not reflect events occurring after the filing of the Original Annual Report or modify or update the disclosure contained in the Original Annual Report in any way other than as discussed above and included herein. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Annual Report.

In addition, new certifications by Penn West’s principal executive officer and principal financial officer are filed herewith as Exhibits 99.5 to 99.8 to this Amendment No. 1, and new consents of auditors and engineers are filed herewith as Exhibits 99.9 and 99.10.

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.4 to this Amendment No. 1, are hereby incorporated by reference into the Annual Report on Form 40-F of Penn West for the fiscal year ended December 31, 2013:

(a)	Restated Annual Information Form for the fiscal year ended December 31, 2013;

(b)	Restated Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013; and

(c)	Restated Audited Consolidated Financial Statements for the fiscal year ended December 31, 2013, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board.

(d)	Restated Supplemental Oil and Gas information

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.5, 99.6, 99.7 and 99.8 to this Amendment No. 1.

(b)	Disclosure Controls and Procedures. As of the end of Penn West’s fiscal year ended December 31, 2013, an evaluation of the effectiveness of Penn West’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the management of Penn West, under the supervision and with the participation of the President & Chief Executive Officer (“CEO”) and the Senior Vice President and Chief Financial Officer (“CFO”) of Penn West. Based upon that evaluation, the CEO and the CFO have concluded that as of the end of that fiscal year, due to the material weaknesses in our internal control over financial reporting described in (c) below, Penn West’s disclosure controls and procedures were not effective to ensure that information required to be disclosed by Penn West in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the management of Penn West, including the CEO and CFO, to allow timely decisions regarding required disclosure.

(c)	Management’s Annual Report on Internal Control Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over Penn West’s financial reporting (as such term is defined in Rule 13a-15(f) of the Exchange Act).

Management, under the supervision and with the participation of the CEO and CFO, has assessed the effectiveness of Penn West’s internal control over financial reporting as at December 31, 2013. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control – Integrated Framework (1992) to evaluate the effectiveness of Penn West’s internal control over financial reporting. Based on this assessment, management has concluded that Penn West’s internal control over financial reporting was not effective as of December 31, 2013, due to the following material weaknesses:

•

Control environment and supervisory material weakness – The control environment, which includes the Company’s Code of Business Conduct and Ethics and the Code of Ethics for Directors, Officers and Senior Financial Management, is the responsibility of senior management, sets the tone of the organization, influences the control consciousness of its employees, and is the foundation of the other components of ICFR. Management concluded that the Company’s former senior accounting management did not adequately establish and enforce a strong culture of compliance and controls which includes the adherence to policies, procedures and controls necessary to present financial statements in accordance with IFRS. There was a lack of awareness or willingness of some staff with knowledge of improper accounting practices to utilize the Company’s independently administered whistle blower hotline or to take other actions that could have identified the improper accounting practices to the appropriate persons on a more timely basis. This material weakness in the Company’s overall control environment was a contributing factor to the additional material weaknesses described below.

•	Journal entry material weakness – There was not maintained effective control over the recording of certain journal entries. Specifically, the Company has a journal entry policy that requires appropriate segregation of duties in that a person creating an entry is not able to approve his or her own entry. In addition, the policy requires each journal entry to include appropriate supporting documentation and analysis to ensure it is made in accordance with IFRS. These policies were not consistently applied as reviewers were in some instances approving journal entries without appropriate documentation. This allowed inappropriate journal entries with respect to inappropriately capitalizing property, plant and equipment from operating expenses and inappropriately reclassifying operating expenses to royalties.

•	Management override material weakness – There was not maintained effective controls to prevent or detect the circumvention or override of controls. Two of the accounting adjustments identified in the review are a result of senior accounting management overriding the Company’s processes related to capital cost accruals and the recording of adjustments to oil and natural gas sales and associated volumes related primarily to closing adjustments on asset divestments and equalizations adjustments. In both these cases, the Company’s processes generated the correct financial statement treatment of these items. However, senior accounting management overrode the outcomes from such processes and did not record the correct amounts in the appropriate period.

The effectiveness of Penn West’s internal control over financial reporting as at December 31, 2013 has been audited by KPMG LLP, as stated in their Report of Independent Registered Public Accounting Firm on Penn West’s internal control over financial reporting that accompanies Penn West’s Restated Audited Consolidated Financial Statements for the fiscal year ended December 31, 2013, filed as Exhibit 99.3 to this Amendment No. 1. (d) Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the Report of Independent Registered Public Accounting Firm on Penn West’s internal control over financial reporting that accompanies Penn West’s Restated

Audited Consolidated Financial Statements for the fiscal year ended December 31, 2013, filed as Exhibit 99.3 to this Amendment No. 1.

(d)	Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the Report of Independent Registered Public Accounting Firm on Penn West’s internal control over financial reporting that accompanies Penn West’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2013, filed as Exhibit 99.3 to this Amendment No. 1.

(e)	Changes in Internal Control Over Financial Reporting. In 2013, Penn West reduced its goodwill balance by $54 million to reflect goodwill being associated with asset dispositions in prior years. Penn West made related enhancements to its methodology for associating goodwill to cash generating units and dispositions. No other changes in Penn West’s internal control over financial reporting were made during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, Penn West Petroleum Ltd. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 18, 2014.

Penn West Petroleum Ltd.

By:	/s/ David A. Dyck
Name:	David A. Dyck
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Revised Annual Information Form for the fiscal year ended December 31, 2013

99.2	Restated Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013

99.3	Restated Consolidated Financial Statements for the fiscal year ended December 31, 2013

99.4	Restated Supplemental Oil and Gas information

99.5	Certification of President & Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Consent of KPMG LLP

99.10	Consent of Sproule Associates Limited