Form 40-F/A
period 2015-12-31
PENN WEST PETROLEUM LTD.
filed 2016-09-08
CIK 1334388

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

Yes  ☐            No   ☐

EXPLANATORY NOTE

Penn West Petroleum Ltd. (“Penn West”) is filing this Amendment No. 1 to its Annual Report on Form 40-F for the fiscal year ended December 31, 2015 (the “Form 40-F”) for the purpose of correcting the date of the KPMG LLP (“KPMG”) report referenced in the KPMG consent dated March 9, 2016, which was filed as Exhibit 99.10 to the Form 40-F. Penn West is amending the Form 40-F in order to amend and restate Exhibit 99.10 thereto.

The error being corrected by this Amendment No. 1 is changing the reference to the date of the KPMG report from March 10, 2016 to the correct date of March 11, 2015.

Other than as expressly set forth above or contained herein, this Amendment No. 1 does not, and does not purport to, update or restate the information in any Item of the Form 40-F or reflect any events that have occurred after the Form 40-F was initially filed.

US-1

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, Penn West Petroleum Ltd. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 8, 2016.

Penn West Petroleum Ltd.

By:	/s/ David E. Roberts
Name:	David E. Roberts
Title:	President and Chief Executive Officer

US-2

EXHIBIT INDEX

Exhibit	Description

99.1 *	Annual Information Form for the fiscal year ended December 31, 2015

99.2 *	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2015

99.3 *	Consolidated Financial Statements for the fiscal year ended December 31, 2015

99.4 *	Supplemental Oil and Gas information

99.5	Certification of President & Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.7 *	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8 *	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9 *	Consent of Ernst & Young LLP

99.10 99.11*	Consent of KPMG LLP Consent of Sproule Associates Limited

99.12*	Code of Business Conduct and Ethics

*	Previously filed.