Form 40-F
period 2016-12-31
PENN WEST PETROLEUM LTD.
filed 2017-03-15
CIK 1334388

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 502,763,763

Indicate by check mark whether Penn West: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that Penn West was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

Yes  ☐    No  ☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2016;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2016;

(c)	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2016, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board; and

(d)	Supplemental Oil and Gas information.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.5, 99.6, 99.7 and 99.8 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of Penn West Petroleum Ltd.’s (“Penn West”) fiscal year ended December 31, 2016, an evaluation of the effectiveness of Penn West’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out by the management of Penn West, with the participation of the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of Penn West. Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, Penn West’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Penn West in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the management of Penn West, including the CEO and CFO, to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of Penn West’s internal control over financial reporting as at December 31, 2016. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control – Integrated Framework (2013) to evaluate the effectiveness of Penn West’s internal control over financial reporting. Based on this assessment, management has concluded that Penn West’s internal control over financial reporting was effective as of December 31, 2016.

The effectiveness of Penn West’s internal control over financial reporting as at December 31, 2016 has been audited by Ernst & Young LLP, as stated in their Report of Independent Registered Public Accounting Firm on Penn West’s internal control over financial reporting that accompanies Penn West’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2016, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(d)	Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the Report of Independent Registered Public Accounting Firm on Penn West’s internal control over financial reporting that accompanies Penn West’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2016, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)	Changes in Internal Control Over Financial Reporting (“ICFR”). The required disclosure is included under the heading “Changes in Internal Control Over Financial Reporting” in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2016, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

Penn West’s board of directors has determined that Raymond Crossley, a member of Penn West’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F). Mr. Crossley is “independent” as that term is defined in the rules of the New York Stock Exchange.

Code of Business Conduct.

Penn West has adopted a Code of Business Conduct and Ethics that applies to all employees, officers and directors of Penn West. This Code constitutes a “code of ethics” as defined in Form 40-F and is referred to in this Annual Report on Form 40-F as the “Code of Ethics”.

The Code of Ethics is available for viewing on Penn West’s website at www.pennwest.com, is available in print to any shareholder who requests a copy, and was previously filed as an exhibit to Penn West’s Annual Report on Form 40-F for the year ended December 31, 2015. Requests for copies of the Code of Ethics should be made by contacting: investor relations by phone at (888) 770-2633 or by e-mail to investor_relations@pennwest.com.

During the year ended December 31, 2016, there have not been any amendments to, or waivers, including implicit waivers, from, any provision of the Code of Ethics.

If any amendment to the Code of Ethics is made, or if any waiver from the provisions thereof is granted, Penn West may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on Penn West’s website, which may be accessed at www.pennwest.com.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “External Auditor Service Fees” in Penn West’s Annual Information Form for the fiscal year ended December 31, 2016, filed as Exhibit 99.1 hereto.

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

Tabular Disclosure of Contractual Obligations.

(CDN$ millions)		Payment due by period
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Transportation	52	16	21	12	3
Power infrastructure	16	11	5	—	—
Drilling rigs	9	9	—	—	—
Office lease (1)	282	34	70	70	108
Long-term debt (2)(3)	469	27	378	53	11
Decommissioning liability (4)	1,056	20	20	20	996

Total	1,884	117	494	155	1,118

(1)	Future office lease commitments will be reduced by sublease recoveries of $111 million.
(2)	Penn West’s syndicated bank facility is due for renewal on May 6, 2019. Penn West and its predecessors have successfully extended its credit facility on each renewal date since 1992.
(3)	Interest payments have not been included since future debt levels and rates are not known at this time.
(4)	These amounts represent the undiscounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

Identification of the Audit Committee.

Penn West has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Raymond Crossley, John Brydson and Maureen Cormier Jackson.

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

Penn West’s board of directors has determined that George H. Brookman, John Brydson, Raymond Crossley, William A. Friley, Richard L. George, Maureen Cormier Jackson and Jay W. Thornton are each “independent” as that term is defined in the rules of the New York Stock Exchange, in that they have no material relationship with Penn West (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). In reaching this determination in respect of George H. Brookman, the board of directors considered that although West Canadian Digital Imaging Inc., of which Mr. Brookman is a shareholder and the Chief Executive Officer, provides printing and related services to Penn West, Mr. Brookman is not involved with the services provided by West Canadian to Penn West and the amounts paid by Penn West to West Canadian are immaterial to both parties. In reaching this determination in respect of Raymond Crossley, the board of directors considered that although Mr. Crossley was, until March 6, 2015, a partner with PricewaterhouseCoopers LLP (“PwC”), which provided certain non-audit accounting advisory services to Penn West during 2014, 2015 and 2016, Mr. Crossley’s appointment to the board of directors only became effective upon his retirement from PwC and he did not personally provide any service or advice to Penn West. In reaching this determination in respect William A. Friley, the board of directors considered that although Titan Energy Services Ltd. (“Titan”), of which Mr. Friley is a board member, provided some work directly in 2016 and some sub-contracting services for Shark Tank Ltd., which was initially awarded work from Penn West in 2015, the amount of the work was immaterial in both scenarios and the decision to subcontract the work to Titan by Shark Tank Ltd. was completed independent of Penn West.

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

A.Undertaking.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, Penn West Petroleum Ltd. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 15, 2017.

Penn West Petroleum Ltd.

By:	/s/ David L. French
Name:	David L. French
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2016

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2016

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2016

99.4	Supplemental Oil and Gas information

99.5	Certification of President & Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Consent of Ernst & Young LLP

99.10	Consent of Sproule Associates Limited