Form 40-F
period 2017-12-31
OBSIDIAN ENERGY LTD.
filed 2018-03-08
CIK 1334388

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

Commission file number 1-32895

OBSIDIAN ENERGY LTD.

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 504,340,988

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes  ☐    82-              No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒            No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company   ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2017;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2017;

(c)	Audited Consolidated Financial Statements for the fiscal year ended December 31, 2017, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board; and

(d)	Supplemental Oil and Gas information.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.5, 99.6, 99.7 and 99.8 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of Obsidian Energy Ltd.’s (“Obsidian Energy”) fiscal year ended December 31, 2017, an evaluation of the effectiveness of Obsidian Energy’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out by the management of Obsidian Energy, with the participation of the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of Obsidian Energy. Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, Obsidian Energy’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Obsidian Energy in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the management of Obsidian Energy, including the CEO and CFO, to allow timely decisions regarding required disclosure.

It should be noted that while the CEO and CFO believe that Obsidian Energy’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Obsidian Energy’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)	Management’s Annual Report on Internal Control Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over Obsidian Energy’s financial reporting. Obsidian Energy’s internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Obsidian Energy’s assets are safeguarded.

Management has assessed the effectiveness of Obsidian Energy’s internal control over financial reporting as at December 31, 2017. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control – Integrated Framework (2013) to evaluate the effectiveness of Obsidian Energy’s internal control over financial reporting. Based on this assessment, management has concluded that Obsidian Energy’s internal control over financial reporting was effective as of December 31, 2017.

The effectiveness of Obsidian Energy’s internal control over financial reporting as at December 31, 2017 has been audited by Ernst & Young LLP, as stated in their Report of Independent Registered Public Accounting Firm on Obsidian Energy’s internal control over financial reporting that accompanies Obsidian Energy’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2017, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(d)	Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the Report of Independent Registered Public Accounting Firm on Obsidian Energy’s internal control over financial reporting that accompanies Obsidian Energy’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2017, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e)	Changes in Internal Control Over Financial Reporting (“ICFR”). The required disclosure is included under the heading “Changes in Internal Control Over Financial Reporting” in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2017, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

Obsidian Energy’s board of directors has determined that Raymond Crossley, a member of Obsidian Energy’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form 40-F). Mr. Crossley is “independent” as that term is defined in the rules of the New York Stock Exchange.

Code of Business Conduct.

Obsidian Energy has adopted a Code of Business Conduct and Ethics that applies to all employees, officers and directors of Obsidian Energy. This Code constitutes a “code of ethics” as defined in Form 40-F and is referred to in this Annual Report on Form 40-F as the “Code of Ethics”.

The Code of Ethics is available for viewing on Obsidian Energy’s website at www.obsidianenergy.com, is available in print to any shareholder who requests a copy, and was previously filed as an exhibit to Obsidian Energy’s Annual Report on Form 40-F for the year ended December 31, 2015. Requests for copies of the Code of Ethics should be made by contacting: investor relations by phone at (888) 770-2633 or by e-mail to investor_relations@obsidianenergy.com.

During the year ended December 31, 2017, there have not been any amendments to, or waivers, including implicit waivers, from, any provision of the Code of Ethics.

If any amendment to the Code of Ethics is made, or if any waiver from the provisions thereof is granted, Obsidian Energy may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on Obsidian Energy’s website, which may be accessed at www.obsidianenergy.com.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “External Auditor Service Fees” in Obsidian Energy’s Annual Information Form for the fiscal year ended December 31, 2017, filed as Exhibit 99.1 hereto.

Pre-Approval Policies and Procedures.

(a)	The terms of the engagement of Obsidian Energy’s external auditors to provide audit services, including the budgeted fees for such audit services and the representations and disclaimers relating thereto, must be pre-approved by the entire audit committee.

With respect to any engagements of Obsidian Energy’s external auditors for non-audit services, Obsidian Energy must obtain the approval of the audit committee or the Chairman of the audit committee prior to retaining the external auditors to complete such engagement. If such pre-approval is provided by the Chairman of the audit committee, the Chairman shall report to the audit committee on any non-audit service engagement pre-approved by him at the audit committee’s first scheduled meeting following such pre-approval.

If, after using its reasonable best efforts, Obsidian Energy is unable to contact the Chairman of the audit committee on a timely basis to obtain the pre-approval contemplated by the preceding paragraph, Obsidian Energy may obtain the required pre-approval from any other member of the audit committee, provided that any such audit committee member shall report to the audit committee on any non-audit service engagement pre-approved by him at the audit committee’s first scheduled meeting following such pre-approval.

(b)	Of the fees reported in this Annual Report on Form 40-F under the heading “Principal Accountant Fees and Services”, none of the fees billed by Ernst & Young LLP were approved by Obsidian Energy’s audit committee pursuant to the de minimus exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

Obsidian Energy has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized below in the Tabular Disclosure of Contractual Obligations.

Tabular Disclosure of Contractual Obligations.

(CDN$ millions)		Payment due by period
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Transportation	57	12	19	12	14
Power infrastructure	10	8	2	—	—
Office lease (1)	243	34	68	68	73
Long-term debt (2)(3)	359	31	303	22	3
Decommissioning liability (4)	879	10	20	20	829

Total	1,548	95	412	122	919

(1)	Future office lease commitments will be reduced by sublease recoveries of $101 million.
(2)	Obsidian Energy’s syndicated credit facility with an initial revolving period ending on May 17, 2018, with an additional one-year term out period. Obsidian Energy and its predecessors have successfully extended its credit facility on each renewal date since 1992.
(3)	Interest payments have not been included since future debt levels and rates are not known at this time.
(4)	These amounts represent the undiscounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

Identification of the Audit Committee.

Obsidian Energy has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Raymond Crossley, John Brydson, Gordon Ritchie and Maureen Cormier Jackson.

Mine Safety Disclosure.

Not applicable.

Disclosure Pursuant to the Requirements of the New York Stock Exchange.

Director Independence

Obsidian Energy’s board of directors is responsible for determining whether or not each director is independent. In making these determinations, the board of directors considers all relationships of the directors with Obsidian Energy, including business, family and other relationships. Obsidian Energy’s board of directors also determines whether each member of Obsidian Energy’s audit committee is independent pursuant to Sections 1.4 and 1.5 of Multilateral Instrument 52-110 Audit Committees and Rule 10A-3 under the Exchange Act.

Obsidian Energy’s board of directors has determined that George H. Brookman, John Brydson, Raymond Crossley, William A. Friley, Maureen Cormier Jackson, Edward H. Kernaghan, Gordon Ritchie and Jay W. Thornton are each “independent” as that term is defined in the rules of the New York Stock Exchange, in that they have no material relationship with Obsidian Energy (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). In reaching this determination in respect of George H. Brookman, the board of directors considered that although West Canadian Digital Imaging Inc., of which Mr. Brookman is a shareholder and the Chief Executive Officer, provides printing and related services to Obsidian Energy, Mr. Brookman is not involved with the services provided by West Canadian to Obsidian Energy and the amounts paid by Obsidian Energy to West Canadian are immaterial to both parties. In reaching this determination in respect of Raymond Crossley, the board of directors considered that although Mr. Crossley was, until March 6, 2015, a partner with PricewaterhouseCoopers LLP (“PwC”), which provided certain non-audit accounting advisory services to Obsidian Energy during 2014 – 2017 and took on the role of internal auditor position in 2017, Mr. Crossley’s appointment to the board of directors only became effective upon his retirement from PwC and he did not personally provide any service or advice to Obsidian Energy. In reaching this determination in respect of William A. Friley, the board of directors considered that although Titan Energy Services Ltd. (“Titan”), of which Mr. Friley is a board member, provided some work directly in 2016 and some sub-contracting services for Shark Tank Ltd., which was initially awarded work from Obsidian Energy in 2015, the amount of the work was immaterial in both scenarios and the decision to subcontract the work to Titan by Shark Tank Ltd. was completed independent of Obsidian Energy. In reaching this determination in respect of Gordon Ritchie, the board of directors considered that although RBC Capital Markets LLC (“RBC”), of which Mr. Ritchie was employed at until March 31, 2016, provides some advisory services to Obsidian Energy, Mr. Ritchie’s appointment to the board of directors was after his retirement from RBC.

Presiding Director at Meetings of Non-Management Directors

Obsidian Energy schedules regular executive sessions in which Obsidian Energy’s “non-management directors” (as that term is defined in the rules of the New York Stock Exchange) meet without management participation. Jay Thornton, the Chairman of the board of directors, serves as the presiding director (the “Presiding Director”) at such sessions.

Communication with Non-Management Directors

Shareholders may send communications to Obsidian Energy’s non-management directors by writing to George H. Brookman, Chairman of the governance committee of the board of directors, care of Investor Relations, Obsidian Energy Ltd., 200, 207 – 9th Avenue SW, Calgary, Alberta, T2P 1K3 Canada. Communications will be referred to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

Corporate Governance Guidelines

In accordance with the rules of the New York Stock Exchange, Obsidian Energy has adopted corporate governance guidelines, entitled “Governance Guidelines”, which are available for viewing on Obsidian Energy’s website at www.obsidianenergy.com and are available in print to any shareholder who requests a copy of them. Requests for copies of the Governance Guidelines should be made by contacting: investor relations by phone (888) 770-2633 or by e-mail to investor_relations@obsidianenergy.com.

Board Committee Mandates

The Mandates of Obsidian Energy’s audit committee, human resources and compensation committee, governance committee, operations and reserves committee are each available for viewing on Obsidian Energy’s website at www.obsidianenergy.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: investor relations by phone (888) 770-2633 or by e-mail to investor_relations@obsidianenergy.com.

NYSE Statement of Governance Differences

As a Canadian corporation listed on the NYSE, Obsidian Energy is not required to comply with most of the NYSE corporate governance standards, so long as it complies with Canadian corporate governance practices. In order to claim such an exemption, however, Obsidian Energy must disclose the significant difference between its corporate governance practices and those required to be followed by U.S. domestic companies under the NYSE’s corporate governance standards. Obsidian Energy has included a description of such significant differences in corporate governance practices on its website which may be accessed at www.obsidianenergy.com.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking.

Obsidian Energy undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process.

Obsidian Energy has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of Obsidian Energy shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of Obsidian Energy.

SIGNATURES

Pursuant to the requirements of the Exchange Act, Obsidian Energy Ltd. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 7, 2018.

Obsidian Energy Ltd.

By:	/s/ David L. French
Name:	David L. French
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2017

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2017

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2017

99.4	Supplemental Oil and Gas information

99.5	Certification of President & Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Consent of Ernst & Young LLP

99.10	Consent of Sproule Associates Limited