Form 40-F
period 2020-12-31
OBSIDIAN ENERGY LTD.
filed 2021-03-29
CIK 1334388

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020

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

(206) 903-5448

(Name, Address (Including Zip Code) and Telephone Number

(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 73,516,225

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒            No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes  ☒            No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes  ☐            No  ☒

FORM 40-F

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2020;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2020;

(c)

Audited Consolidated Financial Statements for the fiscal year ended December 31, 2020, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board; and

(d)	Supplemental Oil and Gas information.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.5, 99.6, 99.7 and 99.8 to this Annual Report on Form 40-F.

(b)

Disclosure Controls and Procedures. As of the end of Obsidian Energy Ltd.’s (“Obsidian Energy”) fiscal year ended December 31, 2020, an evaluation of the effectiveness of Obsidian Energy’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out by the management of Obsidian Energy, with the participation of the Interim President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of Obsidian Energy. Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, Obsidian Energy’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Obsidian Energy in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the management of Obsidian Energy, including the CEO and CFO, to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of Obsidian Energy’s internal control over financial reporting as at December 31, 2020. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control – Integrated Framework (2013) to evaluate the effectiveness of Obsidian Energy’s internal control over financial reporting. Based on this assessment, management has concluded that Obsidian Energy’s internal control over financial reporting was effective as of December 31, 2020.

(d)

Attestation Report of the Registered Public Accounting Firm. This Annual Report on Form 40-F does not include an attestation report of Obsidian Energy’s external auditor because Obsidian Energy qualifies as a non-accelerated filer based on the aggregate worldwide market value of the voting and non-voting common equity held by its non-affiliates on June 30, 2020.

(e)

Changes in Internal Control Over Financial Reporting (“ICFR”). The required disclosure is included under the heading “Changes in Internal Control Over Financial Reporting” in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2020, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

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

During the year ended December 31, 2020, there have not been any amendments to, or waivers, including implicit waivers, from, any provision of the Code of Ethics.

If any amendment to the Code of Ethics is made, or if any waiver from the provisions thereof is granted, Obsidian Energy may elect to disclose the information about such amendment or waiver required by Form 40-F to be disclosed, by posting such disclosure on Obsidian Energy’s website, which may be accessed at www.obsidianenergy.com.

Principal Accountant Fees and Services.

The required disclosure is included under the heading “External Auditor Service Fees” in Obsidian Energy’s Annual Information Form for the fiscal year ended December 31, 2020, filed as Exhibit 99.1 hereto.

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

Tabular Disclosure of Contractual Obligations.

(CDN$ millions)		Payment due by period
Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Transportation	25.6	7.1	8.3	4.6	5.6
Power infrastructure	9.9	6.7	3.2	—	—
Office lease	40.8	10.0	20.0	10.8	—
Long-term debt (1)(2)	451.8	—	451.8	—	—
Lease liability	14.5	4.9	4.3	0.3	5.0
Decommissioning liability (3)	596.6	7.3	17.2	8.0	564.1
Total	1,139.2	36.0	504.8	23.7	574.7

(1)

Includes $395.0 million related to the syndicated revolving credit facility and non-revolving term loan that is due for renewal in 2022 and $60.3 million of senior notes set to mature in 2022. The syndicated revolving credit facility has an initial revolving period ending on May 31, 2022, with a term out period until November 30, 2022. Obsidian Energy and its predecessors have successfully extended its credit facility on each renewal date since 1992.

(2)	Interest payments have not been included since future debt levels and rates are not known at this time.
(3)	These amounts represent the undiscounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, Obsidian Energy Ltd. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 29, 2021.

Obsidian Energy Ltd.

By:	/s/ Stephen E. Loukas
Name:	Stephen E. Loukas
Title:	Interim President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2020

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2020

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2020

99.4	Supplemental Oil and Gas information

99.5	Certification of President & Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Consent of Ernst & Young LLP

99.10	Consent of Sproule Associates Limited