Form 40-F
period 2021-12-31
OBSIDIAN ENERGY LTD.
filed 2022-02-24
CIK 1334388

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40-F

(Check One)
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2021
Commission file number
1-32895

OBSIDIAN ENERGY LTD.
(Exact name of registrant as specified in its charter)

Alberta, Canada	1311	Not applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if Applicable))
Suite 200, 207 – 9
th
Avenue SW, Calgary, Alberta, Canada T2P 1K3
(403)
777-2500
(Address and Telephone Number of Registrant’s Principal Executive Offices)
DL Services Inc., Columbia Center, 701 Fifth Avenue, Suite 6100, Seattle, Washington 98104-7043
(206)
903-5448
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares	OBE	NYSE American, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the
number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

80,753,516
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
of the Exchange Act.
Emerging
growth company  ☐

If an
e
merging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate
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

(a)	Annual Information Form for the fiscal year ended December 31, 2021;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2021;

(c)
Audited Consolidated Financial Statements for the fiscal year ended December 31, 2021, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board; and

(d)	Supplemental Oil and Gas information.

ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications . See Exhibits 99.5, 99.6, 99.7 and 99.8 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures
. As of the end of Obsidian Energy Ltd.’s (“Obsidian Energy”) fiscal year ended December 31, 2021, an evaluation of the effectiveness of Obsidian Energy’s “disclosure controls and procedures” (as such term is defined in Rules
13a-15(e)
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

(c)	Management’s Annual Report on Internal Control Over Financial Reporting .
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
Management has assessed the effectiveness of Obsidian Energy’s internal control over financial reporting as at December 31, 2021. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control – Integrated Framework (2013) to evaluate the effectiveness of Obsidian Energy’s internal control over financial reporting. Based on this assessment, management has concluded that Obsidian Energy’s internal control over financial reporting was effective as of December 31, 2021.

(d)
Attestation Report of the Registered Public Accounting Firm
. The required disclosure is included in the Report of Independent Registered Public Accounting Firm on Obsidian Energy’s internal control over financial reporting that accompanies Obsidian Energy’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2021, filed as Exhibit 99.3 to this Annual Report on Form
40-F.

(e)
Changes in Internal Control Over Financial Reporting (“ICFR”)
. The required disclosure is included under the heading “Changes in Internal Control Over Financial Reporting” in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2021, filed as Exhibit 99.2 to this Annual Report on Form
40-F.

Notices Pursuant to Regulation BTR.
None.
Audit Committee Financial Expert.
Obsidian Energy’s board of directors has determined that Raymond Crossley, a member of Obsidian Energy’s audit committee, qualifies as an “audit committee financial expert” (as such term is defined in Form
40-F).
Mr. Crossley is “independent” as that term is defined in the rules of the NYSE American stock exchange.
Code of Business Conduct
.
Obsidian Energy has adopted a Code of Business Conduct and Ethics that applies to all employees, officers and directors of Obsidian Energy. This Code constitutes a “code of ethics” as defined in Form
40-F
and is referred to in this Annual Report on Form
40-F
as the “Code of Ethics”.
The Code of Ethics is available for viewing on Obsidian Energy’s website at
www.obsidianenergy.com
, is available in print to any shareholder who requests a copy, and is filed as an exhibit to this Annual Report on Form
40-F.
Requests for copies of the Code of Ethics should be made by contacting: investor relations by phone at (888)
770-2633
or by
e-mail
to
investor_relations@obsidianenergy.com
.
During the year ended December 31, 2021, there have not been any amendments to, or waivers, including implicit waivers, from, any provision of the Code of Ethics.
If any amendment to the Code of Ethics is made, or if any waiver from the provisions thereof is granted, Obsidian Energy may elect to disclose the information about such amendment or waiver required by Form
40-F
to be disclosed, by posting such disclosure on Obsidian Energy’s website, which may be accessed at
www.obsidianenergy.com
.

Principal Accountant Fees and Services.
Our independent registered public accounting firm is KPMG LLP, Calgary AB, Auditor Firm ID 85.
The required disclosure is included under the heading “External Auditor Service Fees” in Obsidian Energy’s Annual Information Form for the fiscal year ended December 31, 2021, filed as Exhibit 99.1 hereto.
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

(b)
Of the fees reported in this Annual Report on Form
40-F
under the heading “Principal Accountant Fees and Services”, none of the fees billed by KPMG LLP or Ernst & Young LLP were approved by Obsidian Energy’s audit committee pursuant to the de minimus
exception provided by Section (c)(7)(i)(C) of Rule
2-01
of Regulation
S-X.

Off-Balance
Sheet Arrangements.
Obsidian Energy has
off-balance-sheet
financing arrangements consisting of operating leases. The operating lease payments are summarized below in the Tabular Disclosure of Contractual Obligations.

Cash Requirements
The required disclosure is included under the headings “Liquidity and Capital Resources” and “Contractual Obligations and Commitments” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2021, filed as Exhibit 99.2 to this Annual Report on Form 40-F.
Identification of the Audit Committee.
Obsidian Energy has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Raymond Crossley, John Brydson and Gordon Ritchie.
Mine Safety Disclosure.
Not applicable.
NYSE American Statement of Governance Differences
As a Canadian corporation listed on the NYSE American stock exchange, Obsidian Energy is not required to comply with most of the NYSE American corporate governance standards, so long as it complies with Canadian corporate governance practices. In order to claim such an exemption, however, Obsidian Energy must disclose the significant difference between its corporate governance practices and those required to be followed by U.S. domestic companies under the NYSE American’s corporate governance standards. Obsidian Energy has included a description of such significant differences in corporate governance practices on its website which may be accessed at
www.obsidianenergy.com
.

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
SIGNATURES
Pursuant to the requirements of the Exchange Act, Obsidian Energy Ltd. certifies that it meets all of the requirements for filing on Form
40-F
and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 24, 2022.

Obsidian Energy Ltd.

By:	/s/ Stephen E. Loukas
Name:	Stephen E. Loukas
Title:	Interim President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2021

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2021

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2021

99.4	Supplemental Oil and Gas information

99.5	Certification of President & Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Consent of Ernst & Young LLP

99.10	Consent of KPMG LLP

99.11	Consent of Sproule Associates Limited