Form 40-F/A
period 2021-12-31
OBSIDIAN ENERGY LTD.
filed 2022-02-28
CIK 1334388

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40-F/A

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
Yes
☒
            No  ☐

EXPLANATORY NOTE
This Amendment No. 1 (this “Amendment”) amends the Annual Report on Form 40-F of Obsidian Energy Ltd. (the “Company”) originally filed with the Securities and Exchange Commission (“SEC”) on February 24, 2022 (the “Original Annual Report”) in order to file amended audited consolidated financial statements of the Company for the year ended December 31, 2021 for the purpose of changing the signature on the former auditors’ opinion of the document from “signed E&Y LLP” to “signed Ernst & Young LLP”.
Additionally, pursuant to the rules of the SEC, this Amendment also contains (i) new certifications required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) new certifications required by Rule 13a-14(b) or Rule 15d-14(b) under the Exchange Act, and (iii) new consents from the Company’s current and former independent registered public accounting firms.
Other than as discussed above and expressly set forth herein, this Amendment does not, and does not purport to, amend or restate any other information contained in the Original Annual Report nor does this Amendment reflect any events that have occurred after the Original Annual Report was filed. Accordingly, this Amendment should be read in conjunction with the Original Annual Report.
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
SIGNATURES
Pursuant to the requirements of the Exchange Act, Obsidian Energy Ltd. certifies that it meets all of the requirements for filing on Form
40-F
and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 28, 2022.

Obsidian Energy Ltd.

By:	/s/ Stephen E. Loukas
Name:	Stephen E. Loukas
Title:	Interim President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1*	Annual Information Form for the fiscal year ended December 31, 2021

99.2*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2021

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2021

99.4*	Supplemental Oil and Gas information

99.5	Certification of President & Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Consent of Ernst & Young LLP

99.10	Consent of KPMG LLP

99.11*	Consent of Sproule Associates Limited

*	Previously filed