Form 40-F
period 2022-12-31
OBSIDIAN ENERGY LTD.
filed 2023-02-23
CIK 1334388

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2022
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
DL Services Inc., Columbia Center,
701 Fifth Avenue
, Suite 6100, Seattle, Washington 98104-7043
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
82,442,210
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
Yes  ☒            No  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

FORM
40-F
Principal Documents
The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.4 to this Annual Report on Form
40-F,
are hereby incorporated by reference into this Annual Report on Form
40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2022;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2022;

(c)
Audited Consolidated Financial Statements for the fiscal year ended December 31, 2022, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board; and

(d)	Supplemental Oil and Gas I nformation.

ADDITIONAL DISCLOSURE
Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications . See Exhibits 99.5, 99.6, 99.7 and 99.8 to this Annual Report on Form 40-F.

(b)
Disclosure Controls and Procedures
. As of the end of Obsidian Energy Ltd.’s (“Obsidian Energy”) fiscal year ended December 31, 202
2
, an evaluation of the effectiveness of Obsidian Energy’s “disclosure controls and procedures” (as such term is defined in Rules
13a-15(e)
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
Management has assessed the effectiveness of Obsidian Energy’s internal control over financial reporting as at December 31, 2022. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control – Integrated Framework (2013) to evaluate the effectiveness of Obsidian Energy’s internal control over financial reporting. Based on this assessment, management has concluded that Obsidian Energy’s internal control over financial reporting was effective as of December 31, 2022.

(d)
Attestation Report of the Registered Public Accounting Firm
. The required disclosure is included in the Report of Independent Registered Public Accounting Firm on Obsidian Energy’s internal control over financial reporting that accompanies Obsidian Energy’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2022, filed as Exhibit 99.3 to this Annual Report on Form
40-F.

(e)
Changes in Internal Control Over Financial Reporting (“ICFR”)
. The required disclosure is included under the heading “Changes in Internal Control Over Financial Reporting” in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2022, filed as Exhibit 99.2 to this Annual Report on Form
40-F.

Notices Pursuant to Regulation BTR.
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
770-2633
or by
e-mail
to
investor_relations@obsidianenergy.com
.
During the year ended December 31, 2022, there have not been any amendments to, or waivers, including implicit waivers, from, any provision of the Code of Ethics.
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
www.obsidianenergy.com
.

Principal Accountant Fees and Services.
Our independent registered public accounting firm is KPMG LLP, Calgary AB, Auditor Firm ID 85.
The required disclosure is included under the heading “External Auditor Service Fees” in Obsidian Energy’s Annual Information Form for the fiscal year ended December 31, 2022, filed as Exhibit 99.1 hereto.
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

(b)
Of the fees reported in this Annual Report on Form
40-F
under the heading “Principal Accountant Fees and Services”, none of the fees billed by KPMG LLP were approved by Obsidian Energy’s audit committee pursuant to the de minimus
exception provided by Section (c)(7)(i)(C) of Rule
2-01
of Regulation
S-X.

Off-Balance
Sheet Arrangements.
Obsidian Energy has
off-balance-sheet
financing arrangements consisting of operating leases.

Cash Requirements
The required disclosure is included under the headings “Liquidity and Capital Resources” and “Contractual Obligations and Commitments” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2022, filed as Exhibit 99.2 to this Annual Report on Form 40-F.
Identification of the Audit Committee.
Obsidian Energy has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Raymond Crossley, John Brydson and Gordon Ritchie.
Mine Safety Disclosure.
Not applicable.
Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Recovery of Erroneously Awarded Compensation
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
SIGNATURES
Pursuant to the requirements of the Exchange Act, Obsidian Energy Ltd. certifies that it meets all of the requirements for filing on Form
40-F
and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 23, 2023.

Obsidian Energy Ltd.

By:	/s/ Stephen E. Loukas
Name:	Stephen E. Loukas
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2022

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2022

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2022

99.4	Supplemental Oil and Gas Information

99.5	Certification of President & Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Consent of KPMG LLP

99.10	Consent of GLJ Ltd.

101	Interactive Data Files (formatted as Inline XBRL)

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)