Form 40-F
period 2024-12-31
OBSIDIAN ENERGY LTD.
filed 2025-02-25
CIK 1334388

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[X] Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 73,684,802

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

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

Yes No __X__

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

Principal Documents

The following documents, filed as Exhibits 99.1, 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a) Annual Information Form for the fiscal year ended December 31, 2024;

(b) Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2024;

(c) Audited Consolidated Financial Statements for the fiscal year ended December 31, 2024, prepared under International Financial Reporting Standards as issued by the International Accounting Standards Board; and

(d) Supplemental Oil and Gas Information.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a) Certifications. See Exhibits 99.5, 99.6, 99.7 and 99.8 to this Annual Report on Form 40-F.

(b) Disclosure Controls and Procedures. As of the end of Obsidian Energy Ltd.’s (“Obsidian Energy”) fiscal year ended December 31, 2024, an evaluation of the effectiveness of Obsidian Energy’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) was carried out by the management of Obsidian Energy, with the participation of the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of Obsidian Energy. Based upon that evaluation, the CEO and CFO have concluded that as of the end of that fiscal year, Obsidian Energy’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Obsidian Energy in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (the “Commission”) rules and forms and (ii) accumulated and communicated to the management of Obsidian Energy, including the CEO and CFO, to allow timely decisions regarding required disclosure.

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

Management has assessed the effectiveness of Obsidian Energy’s internal control over financial reporting as at December 31, 2024. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control – Integrated Framework (2013) to evaluate the effectiveness of Obsidian Energy’s internal control over financial reporting. Based on this assessment, management has concluded that Obsidian Energy’s internal control over financial reporting was effective as of December 31, 2024.

(d) Attestation Report of the Registered Public Accounting Firm. The required disclosure is included in the Report of Independent Registered Public Accounting Firm on Obsidian Energy’s internal control over financial reporting that accompanies Obsidian Energy’s Audited Consolidated Financial Statements for the fiscal year ended December 31, 2024, filed as Exhibit 99.3 to this Annual Report on Form 40-F.

(e) Changes in Internal Control Over Financial Reporting (“ICFR”). The required disclosure is included under the heading “Changes in Internal Control Over Financial Reporting” in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2024, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

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

During the year ended December 31, 2024, there have not been any amendments to, or waivers, including implicit waivers, from, any provision of the Code of Ethics.

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

Principal Accountant Fees and Services.

Our independent registered public accounting firm is KPMG LLP, Calgary AB, Auditor Firm ID 85.

The required disclosure is included under the heading “External Auditor Service Fees” in Obsidian Energy’s Annual Information Form for the fiscal year ended December 31, 2024, filed as Exhibit 99.1 hereto.

Pre-Approval Policies and Procedures.

(a) The terms of the engagement of Obsidian Energy’s external auditors to provide audit services, including the budgeted fees for such audit services and the representations and disclaimers relating thereto, must be pre-approved by the entire audit committee.

With respect to any engagements of Obsidian Energy’s external auditors for non-audit services, Obsidian Energy must obtain the approval of the audit committee prior to retaining the external auditors to complete such engagement. However, the audit committee may delegate to one or more audit committee members (the "Delegate") authority to pre-approve non-audit services, subject to the fee restriction below. If such delegation occurs, the pre-approval of non-audit services by the Delegate, must be presented to the audit committee at its first scheduled meeting following such pre-approval and the member(s) comply with such other procedures as may be established by the audit committee from time to time. The fees for such non-audit services shall not exceed $100,000, either individually or in the aggregate, for a particular financial year without the approval of the audit committee.

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

Cash Requirements

The required disclosure is included under the headings “Liquidity and Capital Resources” and “Contractual Obligations and Commitments” in the Company's Management’s Discussion and Analysis for the year ended December 31, 2024, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, Obsidian Energy Ltd. certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 25, 2025.

Obsidian Energy Ltd.

By: /s/ Stephen E. Loukas

Name: Stephen E. Loukas

Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the fiscal year ended December 31, 2024

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2024

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2024

99.4	Supplemental Oil and Gas Information

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

99.9	Consent of KPMG LLP

99.10	Consent of GLJ Ltd.

97	Clawback Policy

101	Interactive Data Files

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover Page Interactive Data File